November 1, 2005

     Mail Stop 4561
Mr. Chung Won Kang
President and Chief Executive Officer
Kookmin Bank
9-1, 2-ga
Namdeamoon-ro, Jung-gu
Seoul 100-703, Korea

      Re:	Kookmin Bank
		Form 20-F for the period ended December 31, 2004
		File No. 1-15258

Dear Mr. Kang:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant